Filed by Critical Metals Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sizzle Acquisition Corp

Commission File No.: 001-41005

EUROPEAN LITHIUM LIMITED
ANNOUNCES MERGER WITH NASDAQ LISTED SIZZLE
ACQUISITION CORP., EQUITY CONSIDERATION OF US$750
MILLION FOR WOLFSBERG LITHIUM PROJECT

HIGHLIGHTS

KEY FIGURES

●	Implied pro forma enterprise value of the combined group is US$838 million.[1]
●	Consideration payable for Wolfsberg of US$750 million worth of shares in the combined entity.[2]
●	Implied pro forma market capitalisation of the combined group of US$972 million.[3]
●	Transaction is expected to provide approximately US$159 million in capital before expenses.[4]

KEY TRANSACTION HIGHLIGHTS

●	EUR has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company, under which EUR has agreed to sell its ownership interest in three Austrian subsidiaries, which together hold the Wolfsberg Lithium Project and an interest in the non-core Weinebene and Eastern Alps Lithium Projects, to form “Critical Metals Corp.”, which is expected to be listed on NASDAQ (Transaction).
●	In consideration for the Transaction, EUR will be issued US$750 million worth of ordinary shares in Critical Metals, equivalent to approximately 80% of the ordinary shares in Critical Metals.
●	Transaction is expected to provide combined group with approximately US$159 million in capital before expenses to fund the activities of Critical Metals.[4]
●	EUR can earn-up an additional 10% of the ordinary shares in Critical Metals Corp. subject to satisfaction of certain price-based milestones once listed on NASDAQ.

[1]	Implied pro forma enterprise value calculated as implied pro forma market capitalisation less pro forma cash on hand (after transaction expenses)[3]
[2]	The value of the equity consideration to be paid to EUR, is US$750 million worth of ordinary shares in Critical Metals Corp.
[3]	Implied pro forma market capitalisation calculated as expected ordinary shares on issue in Critical Metals multiplied by $10.20 per share (being approximately the same price at which the existing stockholders of Sizzle can redeem their shares and the price at which equity capital will be raised in Critical Metals).
[4]	Expected cash position of the combined entity assumes no redemptions by the existing stockholders of Sizzle. The balance in Sizzle’s trust account was US$159.2 million as at 11 October 2022.

●	Board and management control of Critical Metals Corp, to remain with EUR, with Tony Sage to act as Executive Chair and Dietrich Wanke to act as Chief Executive Officer.
●	Definitive Feasibility Study for Wolfsberg on-track to be delivered in Q1 2023.

European Lithium Limited (ASX: EUR, FRA:PF8, OTC: EULIF) (the Company) has entered into a business combination agreement with Sizzle Acquisition Corp., a US special purpose acquisition company listed on NASDAQ (NASDAQ:SZZL) (Sizzle), pursuant to which EUR will sell-down its interest in its wholly owned Wolfsberg Lithium Project (Wolfsberg and Wolfsberg Lithium Project) and merge with Sizzle via a newly-formed, lithium exploration and development company named “Critical Metals Corp.” which is expected to be listed on NASDAQ (Transaction). Upon the closing of the Transaction, EUR will be issued US$750 million worth of ordinary shares in Critical Metals, which represents an approximate 80% ownership interest in the combined entity.

Commenting on the Transaction, EUR Executive Chairman, Tony Sage said: “We are enthusiastic to partner with the Sizzle team to form a publicly traded company on NASDAQ and are thrilled to have Carolyn Trabuco, Sizzle’s lead independent director, join the Critical Metals board”. Mr Sage continued: “The need for additional battery-grade lithium in Europe will only continue to accelerate as demand for EVs continues to outstrip supply. Wolfsberg is poised to become the first major source of battery-grade lithium concentrate in Europe, the world’s leading EV market, capable of supporting the production of approximately 200,000 EVs per year. The funds raised though this transaction will provide us with the resources anticipated to be required to advance construction and commissioning of Wolfsberg. With the capital raised, in addition to the increased access to the public capital markets by listing on NASDAQ by means of the business combination, we believe we will be able to achieve our commercial goals at Wolfsberg by 2025.”

WOLFSBERG LITHIUM PROJECT

The Wolfsberg Lithium Project is the Company’s flagship, 100% owned advanced hard rock lithium project, strategically located 270km south-west of Vienna, Austria. Wolfsberg is located in the heart of Europe, a central hub during this transitional period toward clean energy solutions. EUR is aiming to be the first and largest local supplier of critical lithium hydroxide in the region. Located nearby to Wolfsberg are several planned giga factories which are planned to be built by battery suppliers and some of the Europe’s leading auto makers, seeking to satisfy the growing demand for lithium-ion batteries in the electric vehicle market.

The Wolfsberg Lithium Project comprises 54 exploration licences and 11 mining licences covering a total area of 11.33km. The region boasts exceptional local infrastructure, located close to Graz and Klagenfurt airport, and is serviced by nearby railways and highways.

The Company has reported Total Measured, Indicated and Inferred Mineral Resources at Wolfsberg at 12.88 Mt @ 1.00% Li2O, confirming the potential for Wolfsberg to be a globally significant hard rock lithium project, with the possibility that the size of the Mineral Resource can increase as drilling of different project zones is undertaken in the future.5 The breakdown of the Mineral Resource across the Measured, Indicated and Inferred Resource categories has been previously reported5 as follows:

Category	Tonnage (t)	Grade (Li2O)
Measured	4,313,000	1.13%
Indicated	5,430,000	0.95%
Total Measured and Indicated	9,743,000	1.03%
Inferred	3,138,000	0.90%
Total Measured, Indicated and Inferred	12,881,000	1.00%

EUR confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resources or Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. EUR confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement.

[5]	Refer to ASX Announcement released on EUR’s ASX platform 1 December 2021.

Analysis undertaken by Anzaplan, as independent consultant group based in Germany, on samples received from Wolfsberg have confirmed the potential for high quality, battery grade lithium carbonate and lithium hydroxide to be produced, with results for lithium carbonate demonstrating a grade of 99.60% LiCO3 and low levels of major impurities below the comparable product specification.6 The full results of the lithium hydroxide and lithium carbonate testwork undertaken by Anzaplan were reported in the ASX announcement released on 1 December 2021.

The Company received a positive preliminary feasibility study on Wolfsberg in April 2018 which supported the decision to progress commissioning of a definitive feasibility study (DFS), which is on-track to be delivered in Q1 2023.

WEINEBENE AND EASTERN ALPS PROJECTS

EUR also owns a 20% interest in the Weinebene and Eastern Alps Projects, which are located in southern Austria, approximately 3 hours south-west of Vienna.

These projects are considered to be complimentary given their geographical proximity to Wolfsberg and as such both provide EUR with optionality in terms of future development and production scenarios. While the Weinebene and Eastern Alps Projects are presently considered to be “non-core”, each project contains indications of high-grade lithium targets that will be the subject of further exploration activities post-closing of the Transaction.

POST-CLOSING ACTIVITIES

Post-closing of the Transaction, the Company will continue to be listed on the ASX as a mining exploration and development company, and its primary focus will remain progressing the Wolfsberg Lithium Project through to the construction and development stages. In the near-term, EUR is committed to the delivery of the DFS for Wolfsberg during Q1 2023.

TRANSACTION OVERVIEW

The implied equity value of the consideration to be paid for Wolfsberg under the Transaction is US$750 million, which represents a significant increase to the current market capitalisation of EUR of approximately A$112 million as a whole.7‘8

Under the business combination agreement, the Company’s Austrian subsidiary, European Lithium AT (Investments) Ltd and its subsidiaries, ECM Lithium AT GmbH and ECM Lithium AT Operating GmbH (collectively EUR Austria), which will hold Wolfsberg and a 20% interest in the Weinebene and Eastern Alps Projects prior to the closing, will merge with Sizzle to form Critical Metals Corp.

The Transaction is expected to provide the combined group with approximately US$159 million in capital before expenses to fund the activities of Critical Metals Corp, (assuming no redemptions by the existing stockholders of Sizzle). The expected capital injection positions Critical Metals to progress construction and development at Wolfsberg (subject to the findings of the DFS).

In consideration for the Transaction, EUR will be issued US$750 million worth of ordinary shares in Critical Metals (approximately 73.52 million shares9) at a deemed issue price of US$10.20 per share, being approximately the same price at which the existing stockholders of Sizzle can redeem their shares and equal to an ownership interest of approximately 80%.

[6]	Refer to ASX Announcement released on EUR’s ASX platform 2 December 2021.
[7]	Implied pre money valuation of Wolfsberg equal to the value of the upfront consideration payable to EUR, being US$750 million worth of ordinary shares in Critical Metals Corp.
[8]	Market capitalisation calculated based on closing price of EUR shares as at 19 October 2022.
[9]	The final number of shares in Critical Metals to be issued at closing will be determined by reference to the price at which Sizzle’s shareholders redeem their shares. The value of the consideration for the Transaction remains will remain fixed at US$750 million.

EUR can also earn-up to an additional 10% of the ordinary shares in Critical Metals Corp., subject to the ordinary shares of Critical Metals trading above US$15.00 and US$20.00 for any 20 trading days within any 30 trading day period in the 5 year period following closing.

The board of Critical Metals Corp, is expected to comprise a total of 5 members, 4 of whom will be nominees of EUR and 1 of whom will be a nominee of Sizzle. It is currently expected that Tony Sage and Dietrich Wanke will hold office as Executive Chair and Chief Executive Officer of Critical Metals, respectively. Carolyn Trabuco, Sizzle’s current independent director, is expected to be the nominee board member of Sizzle.

The business combination agreement includes standard conditions precedent for a transaction of this nature which must be satisfied (or waived) prior to closing, including the approval of the respective shareholders of EUR and Sizzle for the Transaction, Critical Metals’ shares receiving approval to be listed on NASDAQ, the Registration Statement on Form F-4 to be filed with the SEC by Critical Metals becoming effective and immediately prior to closing there being no less than US$40 million (before transaction expenses) in Sizzle’s trust account, among other standard conditions.

A break fee of US$5 million is payable by EUR to Sizzle in the event that EUR receives a competing proposal on superior terms to the Transaction and elects not to proceed with the Transaction as a result.

Shareholder approvals

EUR intends to convene a general meeting to seek shareholder approval for the Transaction in terms of Listing Rule 11.4 and more generally to provide shareholders with an opportunity to vote in favour or against the Transaction (General Meeting).

A notice of meeting for the Transaction and its related matters will be circulated to shareholders in due course. The notice of meeting will contain further detailed information in relation to the Transaction, including information on Critical Metals Corp., Sizzle and the business combination agreement.

Unanimous recommendation of the Board

The board of directors of EUR (Board) considers that completion of the Transaction would be a transformational event for the Wolfsberg Lithium Project, particularly in terms of the funding opportunities that would not otherwise be available to EUR but for the Transaction, which the Board considers will enable rapid progression of construction and development activities.

Each member of the Board considers that the Transaction is in the best interests of EUR shareholders.

INDICATIVE TIMETABLE

It is anticipated that the Transaction will complete in the first half of 2023, subject to the satisfaction or waiver of the conditions precedent to closing of the Transaction. This date is indicative and subject to change.

An indicative timetable is set out below:

Action	Indicative timing
Business combination agreement signed	21 October 2022
EUR shareholder approval	30 November 2022
Sizzle shareholder approval	1H2023
Closing of Transaction, listing of Critical Metals on NASDAQ	1H2023

NEXT STEPS

EUR shareholders do not need to take any action at this stage.

A notice of meeting seeking shareholder approval for the Transaction and its related matters will be circulated to shareholders in due course.

Advisors

Jett Capital Advisors, LLC. are acting as corporate advisors to EUR. Jett will receive a management fee equal to 3% of the Transaction value and a fee equal to 6% of the amount raised by Jett prior to closing of the Transaction to fund the activities of Critical Metals. These fees will be paid by Critical Metals.

White & Case LLP are acting as U.S. legal counsel to EUR. Steinepreis Paganin are acting as Australian legal counsel to EUR. Ellenoff Grossman & Schole LLP are acting as U.S. legal counsel to Sizzle.

This announcement has been approved for release on ASX by the Board of Directors.

Yours faithfully

European Lithium Limited

–END–

Competent Person Statement

The information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves of EUR’s Wolfsberg Lithium Project and Weinebene and Eastern Alps Projects is extracted from ASX announcements made by EUR on 5 April 2018 “European Lithium Completes Positive PFS”, 11 May 2018 “EUR enters into Collaboration Agreement with Jadar Resources”, 1 December 2021 “11% increase in total Measured, Indicated and Inferred Resource”, 2 December 2021 “High Quality Battery Grade Lithium Product Results Wolfsberg”, 9 November 2021 “EUR increases Measured and Indicated Resource by 54%”, and 10 June 2021 “Phase 2 Drilling Progress Update” and 19 April 2022 “Positive Interim NPV of A$862 million” which are available to view of the Company’s website: www.europeanlithium.com. EUR confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and, in the case of estimates of Mineral Resources or Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcement continue to apply and have not materially changed. EUR confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement.

Forward looking statements

This document contains “forward-looking statements” and “forward-looking information”, including statements and forecasts which include without limitation, expectations regarding future performance, costs, production levels or rates, mineral reserves and resources, the financial position of the Company, industry growth and other trend projections. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “is expecting”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Such information is based on assumptions and judgements of management regarding future events and results. The purpose of forward-looking information is to provide the audience with information about management’s expectations and plans. Readers are cautioned that forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, changes in market conditions, future prices of minerals/commodities, the actual results of current production, development and/or exploration activities, changes in project parameters as plans continue to be refined, variations in grade or recovery rates, plant and/or equipment failure and the possibility of cost overruns.

Forward-looking information and statements are based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking statements and information are reasonable. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company does not undertake to update any forward-looking information or statements, except in accordance with applicable securities laws.

Additional Information

This communication relates to the proposed business combination between PubCo, Sizzle and EUR. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a Registration Statement on Form F-4 with the SEC, which will include a document that serves as a joint prospectus of PubCo and proxy statement of Sizzle, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Sizzle shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. PubCo and Sizzle will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SIZZLE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by PubCo or Sizzle through the website maintained by the SEC at www.sec.gov. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer.

Participants in the Solicitations

PubCo, Sizzle, EUR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Sizzle’s shareholders in connection with the proposed business combination. You can find information about Sizzle’s directors and executive officers and their interest in Sizzle can be found in Sizzle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on April 15, 2022. A list of the names of the directors, executive officers, other members of management and employees of PubCo, Sizzle and EUR, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form F-4 to be filed with the SEC by PubCo. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.